

Rosie Weiss · 3rd

Fragrance Manager at FloraScentials, Inc

Saint Louis, Missouri · 134 connections · **Contact info**

FloraScentials, Inc.


Southeast Missouri State University

Experience

Fragrance Manager

FloraScentials, Inc.

Mar 2018 – Present · 2 yrs 8 mos

St. Louis, Missouri

Assist with experiments and manage corporate documents.

Office Manager

Exeteur Group

Jul 2014 – Present · 6 yrs 4 mos

Greater St. Louis Area


Electronic Resources Librarian

Monsanto Company

1979 – Jan 2013 · 34 yrs

Saint Louis, Missouri

Education


Southeast Missouri State University



1975 – 1979

Interests



Southeast Missouri State Univers...
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